China Digital TV Announces Unaudited First Quarter 2014 Results

BEIJING, China, May 20, 2014 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems and comprehensive services to China’s expanding digital television market, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Highlights for the First Quarter 2014

●	Net revenues in the first quarter of 2014 were US$18.2 million, representing an 8.7% decrease from the same period in 2013 and a 29.8% decrease from the fourth quarter of 2013.

●	China Digital TV shipped approximately 3.56 million smart cards in the first quarter of 2014, compared to 3.71 million in the same period in 2013 and 4.95 million in the fourth quarter of 2013.

●	Gross margin in the first quarter of 2014 was 78.6%, compared to 73.4% in the same period in 2013 and 76.4% in the fourth quarter of 2013.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the first quarter of 2014 were US$0.07, compared to US$0.13 in the same period in 2013 and US$0.17 in the fourth quarter of 2013.

“We are pleased to report that China Digital TV’s first quarter 2014 smart card shipments and net revenues were in line with our guidance,” said Mr. Jianhua Zhu, China Digital TV's chairman and chief executive officer. “Our traditional smart card business saw relatively steady shipments on an annual basis on the strength of solid domestic demand from Jiangsu, Guangdong, Jiangxi and other key regions of China. In the first quarter, China Digital TV continued to maintain a strong leading position in the Chinese smart card market with a 52% share.”

Mr. Zhu continued, “As part of our diversification strategy to increase our focus on value-added services, we signed strategic cooperative cloud computing services agreements with cable operators including Beijing Gehua and Jishi Media. In an important step, we began signing contracts with IPTV operators to deploy our cloud computing platforms, including with the Guangdong and Fujian branches of China Telecom during the first quarter. In addition, we also continued our cooperation with Xiaomi to support its smart TV products with DVB and OTT services. China Digital TV will continue to seek cooperation with more smart TV manufacturers and cable operators to achieve mutually beneficial results, while simultaneously growing our international smart card business where we continue to see encouraging progress.”

Mr. Zhenwen Liang, China Digital TV's chief financial officer, commented, “Effective execution by our team reduced our overall operating expenses and, increased our operating margins compared to the same period last year. We will continue to evaluate the best ways to manage our operating expenses and improve our overall efficiency. China Digital TV also recently issued our fifth special cash dividend to shareholders as part of our ongoing efforts to maximize shareholder value, and we will continue to evaluate our policy in this area in the quarters ahead.”

First Quarter 2014 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the first quarter of 2014, China Digital TV generated net revenues of US$18.2 million, a decrease of 8.7% from the first quarter of 2013 and a decrease of 29.8% from the fourth quarter of 2013. The year-over-year decrease was primarily due to decreases in revenue from the sales of smart cards and services, which were partially offset by an increase in revenue from other products, such as surface mounted chips. The quarter-over-quarter decrease was primarily due to a decrease in net revenues from sales of smart cards caused by seasonality associated with the Chinese New Year holiday.

In the first quarter of 2014, revenues from the Company’s top five customers accounted for 25.0% of total revenues, compared to 25.8% in the fourth quarter of 2013.

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(in thousands of U.S. dollars)
Products:
Smart cards	$15,591	$23,360	$17,155
Other products	1,556	1,576	978
Subtotal	17,147	24,936	18,133
Services:
Head-end system integration	413	531	1,664
Head-end system development	271	484	194
Licensing income	311	259	214
Royalty income	303	46	(31)
Other service	127	-	40
Subtotal	1,425	1,320	2,081
Total revenues	$18,572	$26,256	$20,214

Revenues from smart cards and other products were US$17.1 million in the first quarter of 2014, a decrease of 5.4% from the same period in 2013 and a decrease of 31.2% from the fourth quarter of 2013. The year-over-year decrease was mainly due to a decrease in smart cards shipment volumes, which was partially offset by an increase in sale of other products such as surface mounted chips. The quarter-over-quarter decrease was primarily due to a decrease in smart card shipment volumes caused by seasonality associated with the Chinese New Year holiday. Sales of smart cards and other products accounted for 92.3% of total revenues in the first quarter of 2014, compared to 95.0% in the fourth quarter of 2013.

Revenues from services were US$1.4 million in the first quarter of 2014, a decrease of 31.5% from the same period in 2013 and an increase of 8.0% from the fourth quarter of 2013. The year-over-year decrease was primarily due to a decrease in revenue from head-end system integration, which was partially offset by increases in revenues from royalty income and licensing income. The quarter-over-quarter increase was mainly due to an increase in revenue from royalty income. Revenues from services accounted for 7.7% of total revenues in the first quarter of 2014, compared to 5.0% in the fourth quarter of 2013.

Gross profit in the first quarter of 2014 was US$14.3 million, a decrease of 2.3% from the same period in 2013 and a decrease of 27.9% from the fourth quarter of 2013. Gross margin, which is equal to gross profit divided by net revenues, was 78.6% in the first quarter of 2014, compared to 73.4% in the same period in 2013 and 76.4% in the fourth quarter of 2013. The year-over-year and quarter-over-quarter increases in gross margin were primarily due to decreases in cost of revenues, attributable to decreased inventory write-downs with respect to integrated chips and multimedia home entertainment boxes.

In the first quarter of 2014, the average selling price of smart cards decreased by 7.1% compared to the fourth quarter of 2013. In addition, the unit cost of smart cards decreased by 2.1% compared to the fourth quarter of 2013.

Operating expenses in the first quarter of 2014 were US$10.5 million, a decrease of 13.9% from the same period in 2013 and an increase of 3.5% from the fourth quarter of 2013.

●     Research and development expenses in the first quarter of 2014 were US$4.0 million, a decrease of 18.1% from the same period in 2013 and a decrease of 1.9% from the fourth quarter of 2013. The year-over-year decrease was primarily due to decreases in personnel related expenses resulting from lower headcount, project development expenses, share-based compensation and office rent. Research and development expenses remained relatively stable quarter-over-quarter.

●     Selling and marketing expenses in the first quarter of 2014 were US$4.1 million, an increase of 2.0% from the same period in 2013 and an increase of 3.8% from the fourth quarter of 2013. The year-over-year and quarter-over-quarter increases were mainly due to increases in marketing expenses.

●     General and administrative expenses in the first quarter of 2014 were US$2.4 million, a decrease of 27.0% from the same period in 2013 and an increase of 13.3% from the fourth quarter of 2013. The year-over-year decrease was mainly due to a decrease in allowance for doubtful accounts. The quarter-over-quarter increase was primarily due to an increase in personnel related expenses resulting from increased headcount.

Income from operations in the first quarter of 2014 was US$3.8 million, a 55.9% increase from the same period in 2013 and a 60.8% decrease from the fourth quarter of 2013.

Operating margin, defined as income from operations divided by net revenues, in the first quarter of 2014 was 20.8%, compared to 12.2% in the same period in 2013 and 37.3% in the fourth quarter of 2013.

Interest income in the first quarter of 2014 was US$0.7 million, a 76.9% increase from the same period in 2013 and a 17.1% increase from the fourth quarter of 2013.

Income tax expenses in the first quarter of 2014 were US$0.9 million, compared to US$4.5 million in income tax benefits in the same period of 2013 and US$1.1 million in income tax expenses in the fourth quarter of 2013. In the first quarter of 2013, the Company's PRC operating subsidiary, Beijing Super TV Co. Ltd., was designated as a “key software enterprise” for the tax years of 2011 and 2012 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in 2011 and 2012, the accrued income tax expenses were partially reversed in the first quarter of 2013. The quarter-over-quarter decrease in income tax expenses in the first quarter of 2014 was mainly due to a decrease in taxable income.

Net loss attributable to noncontrolling interest in the first quarter of 2014 was US$0.2 million, a decrease of 65.9% from the same period in 2013 and a decrease of 12.0% from the fourth quarter of 2013. The year-over-year and quarter-over-quarter decreases were largely due to decreases in net losses recorded by the Company’s majority-owned subsidiaries.

Net income attributable to holders of ordinary shares in the first quarter of 2014 was US$4.1 million, a decrease of 48.3% from the same period in 2013 and a decrease of 59.6% from the fourth quarter of 2013.

Non-GAAP net income attributable to holders of ordinary shares defined as net income excluding certain one-time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the first quarter of 2014 was US$4.4 million, a decrease of 50.5% from the same period in 2013 and a decrease of 58.0% from the fourth quarter of 2013. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of March 31, 2014, China Digital TV had cash and cash equivalents and restricted cash totaling US$83.5 million. In the first quarter of 2014, cash flow generated from operations was approximately US$4.5 million.

Unaudited Additional Information

The company sets forth at the end of this press release unaudited additional information relating to the financial results for its CA business, which consists of smart card products and related other products, such as surface mounted chips as well as related services; and other business, which consists of other products, such as multimedia home entertainment boxes and cloud computing, as well as related services. In the first quarter of 2014, revenues from the Company’s CA business were US$18.3 million, accounting for 98.7% of total revenues, and revenues from other business were US$0.2 million, accounting for 1.3% of total revenues. Gross profit of the CA and other business in the first quarter of 2014 were US$14.3 million and US$0.004 million, respectively.

Business Outlook

Based on information available as of May 20, 2014, China Digital TV expects smart card shipment volumes in the second quarter of 2014 to be in the range of 3.5 million to 3.8 million. Net revenues in the second quarter of 2014 are expected to be in the range of US$15.4 million to US$16.6 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, May 20, 2014, U.S. Eastern Time (8:00 a.m. on Wednesday, May 21, 2014, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on May 20, 2014 and 11:59 p.m. on May 27, 2014 U.S. Eastern Time.

Replay Information

United States:	+1-855-452-5696
International:	+61-2-8199-0299

Passcode:	42509836

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2014 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of such affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Revenues:
Products	$17,147	$24,936	$18,133
Services	1,425	1,320	2,081
Total revenues	18,572	26,256	20,214
Business and sales related taxes	(389)	(339)	(288)
Net revenues	18,183	25,917	19,926

Cost of revenues:
Products	(2,830)	(5,065)	(3,661)
Services	(1,067)	(1,040)	(1,637)
Total cost of revenues	(3,897)	(6,105)	(5,298)
Gross profit	14,286	19,812	14,628

Operating expenses:
Research and development expenses	(4,048)	(4,127)	(4,942)
Selling and marketing expenses	(4,071)	(3,921)	(3,992)
General and administrative expenses	(2,385)	(2,105)	(3,268)
Total operating expenses	(10,504)	(10,153)	(12,202)

Income from operations	3,782	9,659	2,426

Interest income	706	603	399
Other income / (expenses)	268	609	(58)
Income before income taxes	4,756	10,871	2,767
Income tax (expenses)/benefits
Income tax-current	(590)	(468)	4,974
Income tax-deferred	(330)	(598)	(429)
Net income before net income from equity method investments	3,836	9,805	7,312
Net loss from equity method investments, net of income taxes	(22)	(39)	(184)
Net income	3,814	9,766	7,128
Net loss attributable to noncontrolling interest	242	275	710
Net income attributable to holders of ordinary shares	$4,056	$10,041	$7,838

Net income per share attributable to holders of ordinary shares
Basic	$0.07	$0.17	$0.13
Diluted	$0.07	$0.17	$0.13

Net income	$3,814	$9,766	$7,128
Other comprehensive (loss)/income, net of tax Foreign currency translation adjustment	(3,053)	1,164	459
Comprehensive income	761	10,930	7,587
Comprehensive loss attributable to noncontrolling interest	263	263	703

Comprehensive income attributable to holders of ordinary shares	$1,024	$11,193	$8,290

Weighted average shares used in calculating net income per ordinary share
Basic	59,178,936	59,131,103	59,100,994
Diluted	60,390,688	59,328,650	59,121,695

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

	March 31,	December 31,
ASSETS	2014	2013
Current assets:
Cash and cash equivalents	$82,574	$79,085
Restricted cash	903	919
Notes receivable	6,617	4,484
Accounts receivable, net	41,593	45,905
Inventories, net	5,305	5,027
Prepaid expenses and other current assets	3,671	4,032
Deferred costs-current	171	141
Deferred tax assets - current	2,523	2,546
Total current assets	143,357	142,139
Long-term receivable	179	224
Property and equipment, net	1,019	1,170
Intangible assets, net	-	6
Goodwill	548	563
Equity method investments	2,535	3,551
Deferred costs - non-current	290	214
Deferred tax assets - non-current	1,070	939
Total assets	148,998	148,806

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,566	2,207
Notes payable	861	884
Accrued expenses and other current liabilities	11,047	13,134
Dividend payable	57	57
Deferred revenue - current	6,470	6,542
Income tax payable	1,030	997
Deferred tax liabilities - current	8,583	8,222
Government subsidies - current	161	710
Total current liabilities	30,775	32,753
Deferred revenue - non-current	176	135
Government subsidies - non-current	5,865	4,946
Total liabilities	36,816	37,834

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	32,483	32,037
Statutory reserve	17,907	17,907
Retained earnings	35,178	31,122
Accumulated other comprehensive income	25,908	28,940
Total China Digital TV Holding Co., Ltd. shareholders’ equity	111,506	110,036
Noncontrolling interest	676	936
Total equity	112,182	110,972
TOTAL LIABILITIES AND EQUITY	$148,998	$148,806

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain one-time non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(in U.S. dollars, in thousands)
Net income attributable to holders of ordinary shares - GAAP	$4,056	$10,041	$7,838
Share-based compensation expenses	278	338	956
Amortization of intangible assets from business acquisitions and equity method investments	43	55	54
Net income attributable to holders of ordinary shares - Non-GAAP	$4,377	$10,434	$8,848

China Digital TV Holding Co., Ltd.

Unaudited Additional Information

 (in thousands of U.S. dollars )

	For the three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Revenues:
CA	$18,331	$25,728	$19,385
Others	241	528	829
Total revenues	18,572	26,256	20,214

Business and sales related taxes:
CA	(387)	(330)	(272)
Others	(2)	(9)	(16)
Total business and sales related taxes	(389)	(339)	(288)

Net revenues:
CA	17,944	25,398	19,113
Others	239	519	813
Total net revenues	18,183	25,917	19,926

Cost of revenues:
CA	(3,662)	(5,123)	(4,380)
Others	(235)	(982)	(918)
Total cost of revenues	(3,897)	(6,105)	(5,298)

Gross profit (loss):
CA	14,282	20,275	14,733
Others	4	(463)	(105)
Total gross profit (loss)	14,286	19,812	14,628

Operating expenses:
Research and development expenses
CA	(1,926)	(1,972)	(1,983)
Others	(2,122)	(2,155)	(2,959)
Total research and development expenses	(4,048)	(4,127)	(4,942)

Selling and marketing expenses
CA	(1,675)	(1,917)	(1,682)
Others	(2,396)	(2,004)	(2,310)
Total selling and marketing expenses	(4,071)	(3,921)	(3,992)

General and administrative expenses
CA	(1,410)	(1,244)	(1,387)
Others	(975)	(861)	(1,881)
Total general and administrative expenses	(2,385)	(2,105)	(3,268)

Total operating expenses	(10,504)	(10,153)	(12,202)

Income (loss) from operations:
CA	9,271	15,141	9,681
Others	(5,489)	(5,482)	(7,255)
Income from operations	$3,782	$9,659	$2,426